SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 9)*

                             Chiron Corporation
----------------------------------------------------------------------------

                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
----------------------------------------------------------------------------

                       (Title of Class of Securities)

                                 170040109
           -----------------------------------------------------

                               (CUSIP Number)


             Dr. Herbert Gut                   Philip A. Gelston, Esq.
               Novartis AG                     Cravath, Swaine & Moore
           Schwarzwaldallee 215                    Worldwide Plaza
              CH-4058, Basel                      825 Eighth Avenue
               Switzerland                    New York, New York 10019
              41-61-696-1111                        (212) 474-1000
----------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                             February 25, 1997
         ----------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

                                SCHEDULE 13D

CUSIP No. 170040109


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Novartis Biotech Partnership, Inc.
        I.R.S. No. 06-1415318

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                           (b) [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        AF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

               NUMBER OF         7        SOLE VOTING POWER
                 SHARES                   -0-
              BENEFICIALLY       8        SHARED VOTING POWER
             OWNED BY EACH                85,352,824*
               REPORTING         9        SOLE DISPOSITIVE POWER
              PERSON WITH                 -0-
                                10        SHARED DISPOSITIVE POWER
                                          85,352,824*

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        85,352,824*

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         [ ]

        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        46.9%*

  14    TYPE OF REPORTING PERSON*
        CO



--------------
     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock, and subtracting shares of Common Stock beneficially owned by Novartis Corp, Novartis Pharma or Novartis that are not so owned by Novartis Biotech.

                                SCHEDULE 13D

CUSIP No. 170040109


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Novartis Corporation
        I.R.S. No. 13-1834433

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                           (b) [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        AF

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                         [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

               NUMBER OF                         SOLE VOTING POWER
                 SHARES               7          -0-
              BENEFICIALLY            8          SHARED VOTING POWER
             OWNED BY EACH                       85,360,280 *
               REPORTING              9          SOLE DISPOSITIVE POWER
              PERSON WITH                        -0-
                                     10          SHARED DISPOSITIVE POWER
                                                 85,360,280*

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        85,360,280*

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         [ ]

        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        46.9%*

  14    TYPE OF REPORTING PERSON*
        CO



------------------
     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock, and subtracting shares of Common Stock beneficially owned by Novartis Pharma or Novartis but not by Novartis Corp.

                                SCHEDULE 13D

CUSIP No. 170040109


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Novartis Pharma AG
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

               NUMBER OF                         SOLE VOTING POWER
                 SHARES                  7       -0-
              BENEFICIALLY               8       SHARED VOTING POWER
             OWNED BY EACH                       5,121,460
               REPORTING                 9       SOLE DISPOSITIVE POWER
              PERSON WITH                        -0-
                                        10       SHARED DISPOSITIVE POWER
                                                 5,121,460

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,121,460

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]

        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        3%

  14    TYPE OF REPORTING PERSON
        CO

                                SCHEDULE 13D

CUSIP No. 170040109


   1    NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Novartis AG
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                            (b) [ ]
   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                          [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Switzerland

               NUMBER OF                         SOLE VOTING POWER
                 SHARES                   7      348,028
              BENEFICIALLY                8      SHARED VOTING POWER
             OWNED BY EACH                       90,481,740 *
               REPORTING                  9      SOLE DISPOSITIVE POWER
              PERSON WITH                        348,028
                                         10      SHARED DISPOSITIVE POWER
                                                 90,481,740*

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        90,829,768*

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]

        PERCENT OF CLASS REPRESENTED
  13    BY AMOUNT IN ROW (11)
        49.9%*

  14    TYPE OF REPORTING PERSON
        CO

-------------
     *Assuming the exercise of an option to purchase such number of shares of Common Stock as will result in the ownership of 49.9% of the outstanding Common Stock.

          This amendment to a statement on Schedule 13D relates to Common Stock, par value $0.01 per share (the "Common Stock"), of Chiron Corporation, a Delaware corporation (the "Company"). Novartis AG (which under Swiss law may be referred to as AG, SA or Inc.), the successor by consolidation to Ciba-Geigy Limited ("Novartis"), Novartis Corporation, formerly Ciba-Geigy Corporation ("Novartis Corp"), Novartis Biotech Partnership, Inc., formerly Ciba Biotech Partnership, Inc. ("Biotech"), and Novartis Pharma AG (which under Swiss law may be referred to as AG, SA or Inc.) ("Novartis Pharma" and, together with Novartis, Novartis Corp and Biotech the "Reporting Persons") hereby amend, the 13D Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following:


Issuance of Settlement Puts

          On February 24, 1997, the United States District Court for the Northern District of California, San Jose Division, approved a settlement of the matter of Dr. Michael Perera, et al. v. Chiron Corporation, et al. Pursuant to the settlement, on February 25, 1997, Novartis Biotech (BVI) Limited, a subsidiary of Biotech, issued 6,000,000 "Eurpoean" style put options to a financial intermediary (the "Counterparty") and authorized the Counterparty to deposit the proceeds of the sale into an escrow account for the plaintiffs. Each put entitles the holder on the maturity date of the put to an amount equal to the excess, if any, of $30 over the per share price of the Common Stock.

          A copy of the form of put Confirmation is filed as Exhibit
(c)(13) hereto.

Item 7.  Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding the following exhibit:

(c)(13)  Form of put Confirmation

                                 SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 1997

                                      NOVARTIS BIOTECH PARTNERSHIP, INC.,

                                        by  /s/ DOUGLAS G. WATSON
                                           ------------------------
                                           Name:  Douglas G. Watson
                                           Title:  President


                                      NOVARTIS AG,

                                        by  /s/ URS BARLOCHER
                                            ----------------------
                                            Name:  Urs Barlocher
                                            Title: General Counsel

                                        by  /s/ CHRISTOPH MADER
                                            -----------------------
                                            Name:  Christoph Mader
                                            Title: Senior Corporate
                                                   Counsel


                                      NOVARTIS CORPORATION,

                                        by  /s/ DOUGLAS G. WATSON
                                            ---------------------
                                            Name:  Douglas G. Watson
                                            Title:  President
                                        by  /s/ URS BARLOCHER
                                            -----------------------------
                                            Name:  Urs Barlocher
                                            Title: Secretary of the Board

                                        by  /s/ HERBERT GUT
                                            -----------------------
                                            Name:  Herbert Gut
                                            Title: General Counsel

                               EXHIBIT INDEX


Exhibit
Number                           Exhibit Name                    Page No.
------                           ------------                    --------
(c)(13)             Form of put Confirmation..................

                                                               [Exhibit 13]



Date:    25 February 1997

To:      Novartis Biotech (BVI) Limited
         Attn:  Jeff Benjamin
         Fax No.:  (914) 785-2491

From:    *
Fax.:    *

Subject: Single Share Put Transaction
         (Reference Number: *)

---------------------------------------------------------------------------

Dear Sirs:

The purpose of this letter agreement (this "Confirmation") is to set forth the terms and conditions of this Transaction entered into between * ("Party A") and Novartis Biotech (BVI) Limited ("Party B"), on the Trade Date referred to below. This telecopy constitutes a 'Confirmation' as referred to in the Master Agreement specified below.

1. The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc., ("ISDA") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will prevail for purposes of this Transaction.

     This Confirmation evidences a complete binding agreement between you and us as to the terms of the Transaction to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "ISDA Form"), which such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Transaction.

     This Confirmation will be governed by and construed in accordance with the laws of England and Wales without reference to choice of law doctrine.

     Party A and Party B each represents to the other that it is entering into this Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by the other. Party A and Party B acknowledge that each party has made (or refrained from making) substantial financial commitments and has taken (or refrained from taking) other material actions in reliance on the other party's entering into this Transaction.



Legend: An asterisk (*) indicates material that has been omitted pursuant to a request for confidential treatment; such material has been filed separately with the Securities and Exchange Commission.

2. The terms of the Transaction to which this Confirmation relates are as follows:

A.   General Terms:

     Trade Date:                      25 February 1997

     Option Style:                    European

     Option Type:                     Put

     Seller:                          Party B

     Buyer:                           Party A

     Shares:                          Common Stock of Chiron
                                      Corporation (the "Issuer")
                                      (Symbol: CHIR).

     Exchange:                        Nasdaq National Market.

     Related Exchange:                Chicago Board Options
                                      Exchange

     Number of Options:               6,000,000

     Option Entitlement:              1 Share per Option

     Strike Price:                    USD 30.00

     Premium:                         USD * (Premium per Option: USD *)

     Premium Payment Date:            25 February 1997

     Expiration Time:                 4:00 p.m. (local time in New
                                      York City)

     Expiration Date:                 *

     Calculation Agent:               Party A. The Calculation Agent shall
                                      have no responsibility for good faith
                                      errors or omissions and all
                                      determinations and calculations made
                                      by the Calculation Agent shall be
                                      binding on the parties hereto absent
                                      manifest error.

     Valuation Date:                  The Exercise Date

     Averaging Date Market            Modified Postponement
         Disruption:

B.   Procedure for Exercise:

     Automatic Exercise:              Applicable

C.   Settlement Terms:

     Cash Settlement:                 Applicable

     Relevant Price:                  *

     Averaging Dates:                 *

     Cash Settlement Payment          Three Currency Business Days
       Date:                          after the Valuation Date.

     Market Disruption Event:         The occurrence or existence on any
                                      Exchange Business Day of any
                                      suspension of or limitation imposed
                                      on trading (by reason of movements in
                                      price exceeding limits permitted by
                                      the relevant exchange or otherwise)
                                      on (i) the Exchange in the Shares or
                                      (ii) the Related Exchange in options
                                      contracts on the Shares if, in the
                                      determination of the Calculation
                                      Agent, such suspension or limitation
                                      is material.

D.   Adjustments:

     Potential Adjustment Event:      In accordance with Section 9.1(e) of
                                      the Definitions save that (i) a
                                      potential Adjustment Event shall not
                                      include a Spinoff, to which
                                      "Additional Extraordinary Events"
                                      shall apply, and (ii) any cash
                                      dividend or distribution on the
                                      Shares shall constitute an
                                      "extraordinary dividend" for purposes
                                      of Section 9.1(e) of the Definitions.


     Method of Adjustments:           Calculation Agent Adjustment.


     Extraordinary Events:

     Consequences of Merger Events:

        (a) Share-for Share:          Alternative Obligation

        (b) Share-for-Other:          Cancellation and Payment

        (c) Share-for-Combined:       Cancellation and Payment

     Nationalization or Insolvency:   Cancellation and Payment

     Additional Extraordinary Events:

     Delisting:                       The Exchange ceases to list or
                                      otherwise include the Shares, other
                                      than in connection with a Merger
                                      Event, and no successor exchange or
                                      quotation system is designated in
                                      accordance with the definition of
                                      "Exchange". If a Delisting occurs,
                                      then the Transaction will be canceled
                                      as of the date of Delisting and the
                                      Seller will pay to the Buyer an
                                      amount determined in a manner
                                      analogous to determination of the
                                      amount specified in Section 9.7 of
                                      the Definitions. For that purpose,
                                      the Delisting will be the Option
                                      Value Event, the first public
                                      announcement of a firm intention to
                                      delist will be the Announcement Date,
                                      and the value ascribed to the
                                      relevant Shares will be determined as
                                      if the Exchange Business Day
                                      preceding the date of the Delisting
                                      were the sole Averaging Date
                                      hereunder.


     Spinoff: A distribution or dividend to existing holders of Shares of shares ("Spinoff Shares") in an enterprise or other securities of an enterprise formerly owned by the Issuer to holders of Shares. If a Spinoff occurs, then the Calculation Agent shall adjust the terms of this Transaction such that the Transaction shall be deemed to be a Basket Transaction, with the Basket composed of Shares equal to the Option
                                      Entitlement and a number of the
                                      Spinoff Shares to which a holder of
                                      the number of shares equal to the
                                      Option Entitlement would be entitled
                                      upon consummation of the Spinoff,
                                      and, if necessary, the Calculation
                                      Agent will adjust any relevant terms
                                      accordingly.


3.   Party A Representation:          Party A represents and warrants to
                                      Party B, which representation and
                                      warranty shall be deemed to survive
                                      the Trade Date, that any transactions
                                      in Shares that it makes to hedge its
                                      initial exposure under this
                                      Transaction will comply with all
                                      laws, rules and regulations,
                                      including U. S. securities laws, as
                                      may be applicable to such hedging
                                      transactions either generally or as a
                                      result of this Transaction.

4.   Party B Representation:          As of the Trade Date, Party B hereby
                                      represents and warrants to Party A
                                      that no person employed by Party B
                                      who has participated or is
                                      participating in the negotiation of
                                      this Transaction is in possession of
                                      non-public, material information with
                                      regard to the Issuer.

5.   Credit Support Document:         Party B agrees to provide the
                                      following described Credit Support
                                      Document:

                                      The full, unconditional and
                                      irrevocable Guarantee of Novartis AG,
                                      in a form and substance acceptable to
                                      Party A.

6.   Credit Support Provider:         Novartis AG


7.   Account Details:

        Payments to
        Party A:                      *

        Party B:                      As instructed pursuant to letter
                                      dated February 24, 1997.

8.   Documentation:                   Please contact: *

Yours faithfully,

*



By:
    ---------------------------
    Name:
    Title:




AGREED AS OF THE DATE
FIRST ABOVE WRITTEN:

Novartis Biotech (BVI) Limited

By:
    ---------------------------
    Name:  Jeff Benjamin
    Title:  Vice President and
            General Counsel